HARVARD INDUSTRIES, INC.
HARVARD CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS AND SCHEDULES
AS OF DECEMBER 31, 1999 AND 1998
EMPLOYER IDENTIFICATION NUMBER 21-0715310
TOGETHER WITH AUDITORS' REPORT

INDEX

                                                                         Page(s)

Report of Independent Public Accountants:                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   December 31, 1999 and 1998                                               2

  Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 1999                                             3


Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULES*:

  Schedule of Assets Held for Investment Purposes
           for the Year Ended December 31, 1999                             9





* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations to Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Harvard Industries, Inc. Harvard Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Harvard Industries, Inc. Harvard Capital Accumulation Plan (the "Plan") as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Roseland, New Jersey
June 27, 2000

HARVARD INDUSTRIES, INC.
HARVARD CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998





                                                            1999         1998
                                                        ------------ -----------
INVESTMENTS, at contract value - (Notes 2 & 3)          $ 2,836,056  $ 4,005,507
                                                        ------------ -----------
INVESTMENTS, at fair value (Note 1)                      45,023,339   59,402,208
                                                        ------------ -----------
            Total investments                            47,859,395   63,407,715
                                                        ------------ -----------

CONTRIBUTIONS RECEIVABLE:
   Employer's                                                76,565      225,865
   Employees'                                               153,155      295,397
                                                        ------------ -----------
                                                            229,720      521,262
                                                        ------------ -----------

NET ASSETS AVAILABLE FOR BENEFITS                       $48,089,115  $63,928,977
                                                        ===========  ===========


The accompanying notes to financial statements are an integral part of these financial statements.

HARVARD INDUSTRIES, INC.
HARVARD CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999





ADDITIONS:
   Investment income-
     Interest and dividends                                         $ 2,658,733
     Interest income, participant loans                                  25,385
     Net appreciation in fair value of investments                    3,011,826
                                                                    ------------
            Total investment income                                   5,695,944
                                                                    ------------
   Contributions:
     Employer's                                                       1,877,330
     Employees'                                                       3,882,357
                                                                    ------------
            Total contributions                                       5,759,687
                                                                    ------------
            Total additions                                          11,455,631
                                                                    ------------
DEDUCTIONS:
   Payment of benefits                                                8,669,178
   Administrative expenses and other                                     73,019
   Transfer of assets (Note 1)                                       18,553,296
                                                                    ------------
            Total deductions                                         27,295,493
                                                                    ------------
            Net decrease                                            (15,839,862)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                 63,928,977
                                                                    ------------
   End of year                                                      $48,089,115
                                                                    ============


The accompanying notes to financial statements are an integral part of this statement.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS






1. DESCRIPTION OF PLAN

The following description of the Harvard Industries, Inc. Harvard Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In general, an employee of Harvard Industries, Inc. and its U.S. subsidiaries (the "Company"), whose terms and conditions of employment are not determined by a collective bargaining agreement, is eligible to participate in the Plan on the first day of the month after 6 months of service have been completed. Participation in the Plan is voluntary.

Effective September 30, 1999, the Company sold substantially all of the assets and assigned certain liabilities of its Kingston-Warren subsidiary to a subsidiary of Hutchinson S.A. On this date, participant's accounts in the Plan for employees of the Company's Kingston-Warren subsidiary were transferred, in whole, to a plan of Hutchinson S.A.

Contributions

Participants may contribute from 2 percent to 18 percent of their pretax annual compensation as defined by the Plan, in increments of one percentage point. The amount of the Company's matching contribution is equal to 100 percent of that portion of a participant's contribution which does not exceed 3 percent of the participant's compensation and 50 percent of that portion of a participant's contribution which exceeds 3 percent but is not in excess of 5 percent of the participant's compensation. The matching contribution made on behalf of each participant begins upon the participant obtaining credit for 1,000 hours of service.

Participant Accounts

A separate account is maintained for each type of contribution by or for the participant and contributions are allocated among the investment options as directed by the participant. Plan earnings are allocated and credited daily based on the balance of each participant's account, as defined in the plan document. Each participant is charged with an allocation of administrative expenses on a quarterly basis.

Vesting

Participants are immediately vested in their contributions, earnings thereon and the Company's matching contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options-

   Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS




   Vanguard Asset Allocation Fund: Seeks to provide long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds, and money market instruments. The mix of assets changes from time to time, depending on which mix appears to offer the best combination of expected returns and risk.

   Vanguard Federal Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government or by an agency of the government.

   Vanguard Growth Index Fund: Seeks to provide long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's/BARRA Growth Index in approximately the same proportions as those stocks represent in the index.

   Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

   Vanguard Pacific Stock Index Fund: Seeks to provide long-term growth of capital by attempting to match the performance of the unmanaged Morgan Stanley Capital International Pacific Free Index, which is made up of stocks from companies in Japan (a significant majority), Australia, New Zealand and Singapore.

   Vanguard Small-Cap Index Fund: Seeks to provide long-term growth of capital by investing in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

   Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

   Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

   Harvard Industries Common Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. Effective June 15, 1997, this investment option is no longer available. Subsequent to December 31, 1998, this Fund was liquidated.

   Fixed Fund: Seeks to provide a high level of income and a stable unit value of $1 in most cases through investment contracts with insurance companies.

Payment of Benefits

Upon retirement, disability, death, or other termination of employment, participants or their beneficiaries may elect to receive the balance in their account in a lump sum payment. There is no provision for periodic distributions.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS




Administrative Expenses and Other

The Company may, at its discretion, pay the expenses of the Plan. Administrative expenses of the Plan in the amount of $73,019 and $79,531 for the years ended December 31, 1999 and 1998, respectively, were allocated and charged to the participants' accounts on a quarterly basis.

Participant Loans

Plan participants may borrow from their accounts a minimum of $1,000 with a maximum loan amount equal to the lesser of $50,000 or one-half of their vested account balance. Loan terms range from one to five years or for the purchase of a primary residence, a reasonable period of time not to exceed fifteen years. A participant loan is secured by the participant's account and is anticipated to bear a fixed interest rate. Principal and interest are paid through payroll withholding according to the terms of the loan agreement. A participant may not have more than one loan outstanding at any time.


2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Fixed Fund is stated at contract value, which approximates fair value and other investments are stated at fair value based upon quoted market price or net asset value (redemption value).

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS




New Accounting Standard

In September 1999, the AICPA issued SOP No.99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." SOP No.99-3 eliminates the previous requirement for a defined contribution plan to present investments by general type for participant - directed investments in the statement of changes in net assets applicable at participants' equity.

SOP No.99-3 is effective for financial statements for the plan years ending after December 15, 1999. Earlier application is encouraged for fiscal years for which annual financial statements have not been issued. The Plan has adopted SOP No.99-3 as of January 1, 1999.

3. INVESTMENT
   The following table presents investments that represent 5% or more of the Plans net assets.



                                                                                                          1999          1998
                                                                                                       ----------    ----------
Vanguard 500 Index Fund, 143,549; 231,114 shares respectively                                          19,426,064    26,335,469
Vanguard Wellington Fund, 374,632; 462,644 shares respectively                                         10,474,713    13,578,605
Vanguard Retirement Savings Trust, 10,194,219; 14,296,659 shares respectively                          10,194,219    14,296,659
Vanguard Federal Money Market Fund, 3,759,225; 4,274,781 shares respectively                            3,759,225     4,274,781
Investment Contract With Insurance Company (Fixed Fund), 2,836,056; 4,005,507 shares respectively       2,836,056     4,005,507



4. INVESTMENT CONTRACT WITH
   INSURANCE COMPANY (FIXED FUND)

The Plan has entered into an investment contract with Aetna Life Insurance and Annuity Company ("Aetna"). Aetna maintains the contributions in a pooled separate account. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Aetna. The contract is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 1999 and 1998 approximates its contract value as reported to the Plan by Aetna. The average yield was approximately 5.1 and 5.3 percent for 1999 and 1998, respectively, and the crediting interest rate was approximately 5.1 percent for 1999. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 3 percent.


5. TRUSTEE

Under the terms of a trust agreement between Vanguard Fiduciary Trust Company (the "Trustee"), and the Plan, the Trustee manages the trust on behalf of the Plan. The Trustee invests in various funds as designated by the participants and maintains detailed records for each participant's account.


6. INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated March 17, 1999, that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and was exempt from federal income tax under Section 501(a) of the Code. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7. PARTIES-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by The Vanguard Group. The Vanguard Group is the trustee as defined in the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $73,019 and $79,531 for the years ended December 31, 1999 and 1998, respectively.

HARVARD INDUSTRIES INC.
HARVARD CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS




8. PLAN TERMINATION

The Company anticipates continuing the Plan indefinitely, but reserves the right to discontinue contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA.

HARVARD INDUSTRIES, INC.                                              SCHEDULE I
HARVARD CAPITAL ACCUMULATION PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FOR THE YEAR ENDED DECEMBER 31, 1999
EMPLOYER IDENTIFICATION NUMBER 21-0715310
PLAN #021

                                                                         Current
      Identity of Issue                     Description of Investment     Value
------------------------------              -------------------------    -------
Investments, at contract value:
* Fixed Fund                                Unallocated Insurance
                                            Contract                    $2,836,056

Investments, at fair value:
* Vanguard 500 Index Fund                   Registered Investment Co.   19,426,064
* Vanguard Asset Allocation Fund            Registered Investment Co.      273,838
* Vanguard Federal Money Market Fund        Registered Investment Co.    3,759,225
* Vanguard Growth Index Fund                Registered Investment Co.       23,289
* Vanguard International Growth Index Fund  Registered Investment Co.      126,576
* Vanguard Pacific Stock Index Fund         Registered Investment Co.        5,004
* Vanguard Small-Cap Index Fund             Registered Investment Co.      350,865
* Vanguard Wellington Fund                  Registered Investment Co.   10,474,713
* Vanguard Retirement Savings Trust         Common/Collective Trust     10,194,219
* Harvard Industries Common Stock Fund      Company Stock Fund                  34

* Participant loans                         8.25% - 10%                    389,512
                                                                       -----------
                                                                        45,023,339
                                                                       -----------
      Total assets held for investment purposes                        $47,859,395
                                                                       ===========


*  Denotes party-in-interest


The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exhchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  HARVARD CAPITAL ACCUMULATION PLAN
                                  HARVARD INDUSTRIES, INC.
                                  PLAN ADMINISTRATOR

Date: June 28, 2000               By: /s/ Gerald G. Tighe


                                  Name:  Gerald G. Tighe


                                  Title: Senior Vice President & General Counsel

                                  EXHIBIT INDEX
                FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K


Exhibit No.     Description                                           Page No.
-----------     -----------                                           --------

23.1            Consent of Arthur Andersen LLP dated June 28, 2000     19-20